UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Harman International Industries, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

413086109

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,597,430

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,597,430

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.28%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 990,761

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 990,761

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.41%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 606,469

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 606,469

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.86%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,597,430

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,597,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.28%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,597,430

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,597,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.28%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 879,442

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 560,785(1)

	10.	Shared Dispositive Power 318,657(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,442

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.25%

14.	Type of Reporting Person (See Instructions) EP

(1)	407,900 of these shares are subject to the Co-Investment Arrangement described in Item 6.
(2)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 13, 2011 (the “Statement”) with respect to the common stock, $0.01 par value (the “Shares”), of Harman International Industries, Incorporated, a Delaware corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.       Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 2,476,872 Shares for total consideration (including brokerage commissions) of $95.9 million derived from their working capital.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 2,476,872 Shares, constituting approximately 3.53% of the outstanding Shares.  The percentage of Shares owned is based upon 70,186,288 Shares reported to be outstanding on January 31, 2012, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	200	0.00%	Sole
MC I	990,761	1.41%	Sole
MC II	606,469	0.86%	Sole
CalSTRS	879,442	1.25%	Shared

RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 1,597,230 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 318,657 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for 318,657 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 318,657 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock Institutional Trust Company, N.A.	32,922

Credo Capital Management, LLC	4,363

OakBrook Investments, LLC	800

TCW Asset Management Company	280,572

The principal business of BlackRock Institutional Trust Company, N.A. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.   Its business address is 400 Howard Street, San Francisco, CA 94105.  During the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Credo Capital Management, LLC (“Credo”) is to provide investment advisory services to institutional investors.   Its business address is 225 E. Redwood Street, Suite 201, Baltimore, MD 21202.  During the last five years, Credo has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Oakbrook Investments, LLC (“OakBrook”) is to specialize in US equity strategies.   Its business address is 2300 Cabot Drive, Suite 300, Lisle, IL 60532.  During the last five years, OakBrook has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of TCW Asset Management Company (“TCW”) is to offer institutional and individual investors a wide array of U.S. Equity, U.S. Fixed Income, Alternative and International strategies.  Its business address is 865 S. Figueroa Street, Suite 1800, Los Angeles, CA 90017.  During the last five years, TCW has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 318,657 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5 percent of the Shares on February 7, 2012.

Item 7.	Material to be Filed as Exhibits
The following Exhibits are filed herewith: Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Debra Smith
Debra Smith, Investment Operations Director

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.